Exhibit 99.2

FF304

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	KANZHUN LIMITED (A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)		
Date Submitted:	03 April 2024		

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the "Main Board Listing Rules") / rule 17.27A of the GEM Rules (the "GEM Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange")

Section I

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on SEHK *(Note 11)*	Yes
Stock code (if listed)	02076	Description	Class A Ordinary Shares		

Issues of shares *(Notes 6 and 7)*	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue *(Notes 4, 6 and 7)*	Issue price per share *(Notes 1 and 7)*	Closing market price per share of the immediately preceding business day *(Note 5)*	% discount(-)/ premium of issue price to market price *(Note 7)*
Opening balance as at *(Note 2)* 31 March 2024	750,800,811				
1). Issue of shares under share award scheme Issue of Class A ordinary shares upon exercise of share options by eligible participants (other than the directors of the Company) Date of changes 01 April 2024	2,000	0.00022 %	USD 0.18	HKD 71.15	-98.02 %
2). Repurchase of shares (or other securities) and cancelled Share repurchased on December 5,6,7,19,20,21, 2023 and March 27, 2024 and cancelled on April 2, 2024 Date of changes 02 April 2024	-2,638,984	0.29637 %			%
3). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares	413,824	%			%

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FF304 Page 2 of 5 v 1.2.5 Date of changes 02 April 2024 Closing balance as at (Note 8) 02 April 2024 748,577,651 2. Class of shares WVR ordinary shares Type of shares B Listed on SEHK (Note 11) No Stock code (if listed) 02076 Description Class B Ordinary Shares Issues of shares (Notes 6 and 7) No. of shares Issued shares as a % of existing number of issued shares before relevant share issue (Notes 4, 6 and 7) Issue price per share (Notes 1 and 7) Closing market price per share of the immediately preceding business day (Note 5) % discount(-)/ premium of issue price to market price (Note 7) Opening balance as at (Note 2) 31 March 2024 139,630,401 1). Other (please specify) Conversion of Class B ordinary shares to Class A ordinary shares Date of changes 02 April 2024 -413,824% % Closing balance as at (Note 8) 02 April 2024 139,216,577 Remarks: As of April 2, 2024 (i.e. after the cancellation and conversion of shares on April 2, 2024), the number of Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans is 2,359,276. For illustrative purpose only, conversions of US$ to HK$ are based on the exchange rate of US$1.00 = HK$7.8255 on April 1, 2024.

FF304 Page 3 of 5 v 1.2.5 We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 9) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 10); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, “closing market price per share of the immediately preceding business day” should be construed as “closing market price per share of the business day on which the shares were last traded”. 6. In the context of a repurchase of shares: ■ “issues of shares” should be construed as “repurchases of shares”; and

FF304 Page 4 of 5 v 1.2.5 ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “repurchased shares as a % of existing number of shares before relevant share repurchase”. 7. In the context of a redemption of shares: ■ “issues of shares” should be construed as “redemptions of shares”; ■ “issued shares as a % of existing number of shares before relevant share issue” should be construed as “redeemed shares as a % of existing number of shares before relevant share redemption”; and ■ “issue price per share” should be construed as “redemption price per share”. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. “Identical” means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 11. SEHK refers to Stock Exchange of Hong Kong.

FF304 Page 5 of 5 v 1.2.5 Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1). The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange Not applicable Remarks: Kanzhun Limited (the “Company”) purchased a total of 1,319,492 American depository shares (representing 2,638,984 Class A ordinary shares) during the period from 5 December 2023 to 27 March 2024 (the “Shares Repurchased”) on the Nasdaq Global Select Market. All the Shares Repurchased were subsequently cancelled on 2 April 2024 and the number of issued and outstanding Class A ordinary shares was reduced by 2,638,984 shares as a result of the cancellation accordingly. Upon cancellation of the Shares Repurchased, the weighted voting rights (“WVR”) beneficiary of the Company, simultaneously reduced his WVR in the Company proportionately by way of converting his Class B ordinary shares into Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules, such that the proportion of shares carrying WVR of the Company shall not be increased, pursuant to the requirements under Rules 8A.13 and 8A.15 of the Listing Rules. Submitted by: Liang Huaiyuan (Name) Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)